December 31, 2009

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	RCN Corporation Form 10-K for the Year Ended December 31, 2008 Filed February 24, 2009 Form 10-Q for the Quarterly Period Ended September 30, 2009 File No. 1-16805

Dear Mr. Spirgel:

We have received your comment letter dated November 30, 2009, and the following is our response to your comments. For your ease of reference, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Comment Letter in the order presented therein. Defined terms used herein and not defined in our response below have the meanings set forth in the Form 10-K for the year ended December 31, 2008 for RCN Corporation (the “Company” or “RCN”).

Form 10-K for the Year Ended December 31, 2008

Note 2. Goodwill and Other Intangible Assets, page F-10

1.	Please tell us why the impairment tests for franchise rights and rights-of-way are not tested under SFAS 142 and at the unit of accounting level. In addition, tell us and disclose in detail how these indefinite-lived intangible assets are tested for impairment and refer to your basis in the accounting literature. Include in your response the methodology used to determine fair value, identify your units of accounting for franchise rights and rights-of-way, and how you determined the units of accounting under EITF 02-7.

Response

In responding to the Staff’s inquiry, we note that we have performed the impairment tests for franchise rights and rights-of-way under SFAS 142 and at the unit of accounting level. The disclosure in the Form 10-K for the year ended December 31, 2008 contained in Note 2 is as follows:

“In accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”) goodwill and indefinite-lived assets are tested for impairment on an annual basis or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company’s indefinite-lived intangible assets consist of certain franchise rights associated with the Residential/SMB segment as well as certain rights-of-way acquired in the NEON transaction and therefore, related to the RCN Metro segment. The Company conducted an annual impairment test of goodwill and the indefinite-lived franchise rights and rights-of-way in accordance with SFAS 142 during the fourth quarter of 2008. The Company used an income-based approach and discounted the cash flows attributable to the applicable reporting units to estimate their fair value. Several estimates were incorporated into this analysis, including the operating and capital spending budgets, growth rates and cost of capital and where available, comparative market multiples were used to corroborate discounted cash flow results.”

The Company acknowledges the Staff’s comment regarding the unit of accounting level and will expand its disclosure beginning with its Annual Report on Form 10-K for the year ended December 31, 2009 clarifying that the impairment tests on its indefinite-lived assets are tested at the unit of accounting level. The Company will also separate its disclosure surrounding the impairment testing of goodwill as discussed further below.

The Company has identified as its units of accounting for identified indefinite-lived intangible assets 1) the collective franchise rights/agreements within the Pennsylvania cable reporting unit and 2) certain rights-of-way within the RCN Metro reporting unit.

Cable Television Franchises

We considered the guidance within paragraph 17 of SFAS 142 and EITF 02-7, Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets (“EITF 02-7”) in determining the units of accounting for our identifiable indefinite-lived intangibles.  The most significant identifiable indefinite-lived intangible asset relates to the Company’s cable television franchises of $54.8 million recognized in the Pennsylvania cable reporting unit of the Residential/Small Business reportable segment.  The Company’s Pennsylvania cable systems are operated in eastern Pennsylvania under non-exclusive franchise agreements with state and/or municipal franchising authorities.  There are multiple franchises in Pennsylvania, representing multiple towns/townships, but all of the cable systems throughout these franchises are interconnected to each other via a single “Megapop” (key technical facility containing a video head end, local phone switch, and internet point of presence), and run by one management team.  The Company’s Pennsylvania cable system provides video, voice and data services to approximately 125,000 residential and small business customers.  Other than for regulatory, tax and franchise requirements, the Pennsylvania cable system is managed and accounted for as one combined system. The Company’s Pennsylvania cable system has evolved over the years to include a combination of acquired franchises and franchises that have been owned from inception.  The majority of the franchises represent decades-long relationships with towns/townships where the Company enjoys significant market share. If the entire Pennsylvania cable system had been acquired in a single transaction, the Company believes that the cable television franchises would have been recorded as one asset, except to the extent that allocations would have been necessary for the separate financial reports for regulatory and tax purposes. The Company’s cable television franchises are in relatively close geographic proximity to one another which enables the Company to maximize the efficiency and value of its systems, and thus the underlying franchises.  Cable transaction history has shown that sales of groups of cable television franchises, or systems, with larger numbers of subscribers typically yield higher cash flow multiples and values per subscriber.  The Company believes that the higher value in those transactions reflect the economies of scale that are achieved through amassing multiple franchises and customers into geographical clusters, and therefore represents the highest and best use of these assets.

We also considered the indicators in EITF 02-7 regarding whether indefinite-lived assets should be combined into a single unit of accounting. Note that while each individual franchise generates cash flows, typically only revenues and a limited subset of expenses would be identifiable and independent of the cash flows of other franchises. Most essential activities are performed on a shared basis, either across all franchises in the Pennsylvania cable system, or centralized across the entire Resi/SMB reporting segment or consolidated RCN, for economic savings. The related costs are allocated when necessary for separate legal and regulatory reporting purposes. The Company believes that the cash outflows that are allocated to an individual cable television franchise are substantially less than the cash outflows that would be incurred if the franchise were operated on a standalone basis because of purchasing power and operational efficiencies. Another factor considered in our analysis is whether the indefinite-lived intangibles would be disposed of separately. Separate franchises within the Pennsylvania cable system would likely not be sold individually because they are integral components of the overall Pennsylvania cable system and would be inefficient, if not impossible, to operate separately. The significance and value associated with any single franchise is less than could be realized in an aggregated disposition along with the other franchises and thus the Company does not anticipate such sales. The franchise agreements are used exclusively by the Pennsylvania cable asset group.

Rights-of-Way

The Rights-of-Way indefinite-lived intangible asset consists of certain rights-of-way underlying a portion of the fiber optic network acquired in the NEON transaction during the year ended December 31, 2007. The rights-of-way were recorded at such time as one intangible asset, as they relate to a single tangible asset, which is a unique, robust, and physically diverse fiber optic network providing connectivity between New York and Washington, D.C. along utility rights-of-way located west of the Route I-95 corridor (which is commonly used by other carriers). This route provides our customers with unique alternatives for diversity, redundancy, and connectivity in this important telecommunications corridor. Because the areas covered by the rights-of-way are geographically connected to each other, and the underlying network which relies on these rights-of-way is a single asset, it is highly unlikely that these intangible assets would or even could be sold separately. In addition, because the network asset is dependent on all of the relevant rights-of-way being in place, any economic or other factors that might limit the useful life of one right-of-way would similarly limit the useful lives of the other rights-of-way. Therefore, we believe the rights-of-way as a group represent the highest and best use of the assets. The fiber network is used predominantly by the RCN Metro asset group.

Fair Value Methodology

In accordance with SFAS 142, indefinite-lived assets must be tested for impairment on an annual basis, or more frequently if events or circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds it fair value, an impairment loss is recognized in an amount equal to that excess.

We utilized an income approach, specifically the Multi-Period Excess Earnings Method, to estimate the fair value of the Pennsylvania cable franchise rights. The underlying premise of this methodology is that the fair value of the franchises can be estimated as the present value of the future cash flows to be received over the life of the asset. Revenues were projected by multiplying assumed end-of-period customers, which were determined based on expected penetration levels of marketable homes within the franchised areas, times expected average revenue per customer which was determined based on the current average revenue per customer plus approximately 2% annual growth (primarily to account for expected annual video price increases). Operating expenses were projected using a combination of unit-level costs for certain items, and a percentage of revenue for remaining items, based on historical experience. Additional expenses were deducted for taxes and estimated contributory asset charges. The resulting cash flows were then discounted using the estimated applicable cost of capital. The estimated terminal value and the present value of tax benefits were then added to arrive at the fair value.

We utilized a replacement cost approach to estimate the fair value of the RCN Metro rights-of-way. We could not use an income approach because there are no separately identifiable cash flows associated with the applicable tangible or intangible assets. In addition, given that a substantial majority of the fiber capacity remains unutilized, management believes that a potential acquirer of the network would strongly consider replacement cost as the primary measure of fair value. We estimated the total replacement cost of the applicable network using internal personnel who worked on the original construction project, separating the cost components applicable to tangible assets vs. intangible assets.

To more clearly address the impairment considerations related to franchise rights and rights-of-way in future filings, we will present the information separately from the disclosures addressing goodwill. Future filings will be revised to add the following disclosure:

“In accordance with the provisions of ASC Topic 350, Goodwill and Other, indefinite-lived assets are tested for impairment on an annual basis or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of the indefinite-lived assets below its carrying amount. The Company’s indefinite-lived intangible assets consist of certain franchise rights associated with the Residential/SMB segment as well as certain rights-of-way acquired in the NEON transaction. The Company conducted an annual impairment test of its indefinite-lived assets during the fourth quarter of 2008 at the units of accounting level. The units of accounting were determined under the provisions of EITF 02-7, Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets (“EITF 02-7”) to be our franchise rights in the Pennsylvania market and certain rights-of-way acquired in the NEON transaction. The Company used an income-based approach and discounted the cash flows attributable to the applicable franchise rights to estimate their fair value. Several estimates and assumptions were incorporated into this analysis including existing customers, expected penetration level of marketable homes within the franchised areas, expected average revenue per customer, projected operating expenses, contributory asset charges, applicable cost of capital, estimated terminal value and present value of tax benefits. The fair value of the rights-of-way was estimated using a replacement cost approach using internal personnel involved in the original construction and attainment of the rights-of-way.”

2.	Please tell us and disclose the fair value methodology used for your goodwill impairment test, identify the reporting units, and how you determined your reporting units under EITF D-101.

Response

In accordance with paragraph 30 of SFAS No. 142 and EITF D-101, we identified our reporting unit as the RCN Metro operating segment for purposes of goodwill impairment testing. The RCN Metro segment meets the paragraph 30 requirements to be a reporting unit given that all components of that segment have similar economic characteristics, and discrete financial information is available and regularly reviewed by “reporting unit” management as well as the chief operating decision maker of RCN. The Company’s goodwill as reported in the Form 10-K for the year ended 12/31/08 was recorded in connection with the acquisition of NEON in November 2007. The NEON business was fully integrated into the Company’s RCN Metro reporting unit, which subsequently became a reportable segment. The two legacy businesses had similar products and services and are now operated using centralized shared resources, shared network assets and support infrastructure. The operations of both the legacy RCN Metro business and NEON business are not separable, and are managed by the RCN Metro President (who reports directly to the CEO of RCN) and his direct reports, who collectively review the RCN Metro results on a monthly basis.

Goodwill is subject to periodic impairment assessment by applying a fair value test based upon a two-step method. The first step of the process compares the fair value of the reporting unit with the carrying value of the reporting unit, including any goodwill. The Company utilizes a discounted cash flow valuation methodology to determine the fair value of the reporting unit (specifically the RCN Metro segment), and we used comparative market multiples to corroborate the discounted cash flow results.  If the fair value of the reporting unit exceeds the carrying amount of the reporting unit, goodwill is deemed not to be impaired in which case the second step in the process is unnecessary. If the carrying amount exceeds fair value, the Company performs the second step to measure the amount of impairment loss. Any impairment loss is measured by comparing the implied fair value of goodwill, calculated per SFAS No. 142 step two, with the carrying amount of goodwill at the reporting unit, and any excess of the carrying amount over the fair value would be recognized as an impairment loss. The Company performs its goodwill impairment test during the fourth quarter of every year, and accordingly evaluated these assets during the fourth quarter of the year ended December 31, 2008, and no impairment was identified.

The Company will revise its disclosure beginning with its Annual Report on Form 10-K for the year ended December 31, 2009 as follows:

“In accordance with the provisions of ASC Topic 350, Goodwill and Other, goodwill is tested for impairment on an annual basis or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company conducted an annual impairment test during the fourth quarter of 2008. The Company used an income-based approach and discounted the cash flows attributable to the RCN Metro reporting unit to estimate its fair value. Several estimates were incorporated into this analysis, including projected net monthly installed revenue, related operating and capital spending projections, cost of capital and estimated terminal value. In addition, comparative market multiples were used to corroborate discounted cash flow results.”

Note 2. Asset Retirement Obligation, page F-10

3.	Please tell us in more detail why the assumption that the franchise agreements will be renewed indefinitely prevents you from estimating the related assets retirement obligation. We note that there is a remote possibility that the franchise agreements can be terminated unexpectedly. Refer to your basis in the accounting literature.

Response

Cable franchise agreements are granted by local government authorities and give the Company the right to provide video services over our fiber optic cable network, generally for 10-15 year terms. While the franchise agreements require us to go through a renewal process at the end of each term, the renewal process is essentially perfunctory. The 1992 Cable Act provides for a cable license renewal process in which granting authorities may not unreasonably withhold cable franchise renewals. The Company has never had a franchise agreement renewal denied and it is extremely rare within the cable industry for a franchise agreement not to be renewed. The only instance of non-renewal by the Company was upon our voluntary abandonment of a market. The Company does not have any plans at this time to exit any additional markets, and we are not aware of any significant non-compliance with any of our franchise agreements that could prevent us from renewing them in the future.

As stated in SFAS 143 “Accounting for Asset Retirement Obligations” paragraph A16, “instances may occur in which insufficient information to estimate the fair value of an asset retirement obligation is available. For example, if an asset has an indeterminate useful life, sufficient information to estimate a range of potential settlement dates for the obligation might not be available. In such cases, the liability would be initially recognized in the period in which sufficient information exists to estimate a range of potential settlement dates that is needed to employ a present value technique to estimate fair value.” FIN 47 “Accounting for Conditional Asset Retirement Obligations” states that an entity would have sufficient information to apply an expected present value technique and therefore an asset retirement obligation would be reasonably estimable if either a) the settlement date and method of settlement for the obligation has been specified by others or b) the information is available to reasonably estimate 1) the settlement date or the range of potential settlement dates, 2) the method of settlement or potential methods of settlement, and 3) the probabilities associated with the potential settlement dates and potential methods of settlement.

While certain of our franchise agreements contain provisions requiring the Company to restore facilities or remove property in the event that the franchise agreement is not renewed, there is no known settlement date due to the continual renewal process of franchise agreements and there is insufficient information to estimate a range of potential settlement dates or reasonably establish probabilities of settlement dates for this obligation for the reasons noted above. We periodically evaluate the status of each of our franchise agreements, and if information arises in the future that would allow us to reasonably estimate potential settlement dates, we will apply a present value technique to the estimated asset retirement obligation to establish and record the fair value of that obligation.

Note 6. Intangible Assets, page F-17

4.	Please tell us the gross carrying amount of the customer relationships intangible assets that has a useful life of 10 years. We note that the useful life of NEON’s customer relationships was increased from 3 to 10 years. In addition, tell us the factors you considered in concluding that the useful life is appropriate.

Response

At December 31, 2008, the gross carrying amount of the customer relationship intangible assets that have a useful life of 10 years was $19.6 million. The Company acquired NEON on November 13, 2007 and prior to the valuation being completed by a third party appraiser, we had estimated the fair values of certain tangible and intangible assets, as well as their respective useful lives, on a preliminary basis. Accordingly, we had estimated a certain fair value and a three year useful life for the customer relationship intangible assets. Upon completion of a third-party appraisal, we adjusted the fair value and we adjusted the useful life to 10 years. The Company determines the useful life of its customer relationship intangibles in accordance with SFAS No. 142. According to paragraph 11 of SFAS No. 142, “the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.” The Company notes that this definition does not require use of an intangible asset’s actual life. The guidance in SFAS 142, which does not equate an intangible asset’s useful life with the asset’s actual life, indicates that the underlying nature of an intangible asset, as influenced by factors indicative of its environment, is to be considered in determining the useful life of that asset. In evaluating an appropriate useful life of these acquired customer relationship assets, the Company considers factors such as competition, the potential economics of alternatives influenced by technological advances, the Company’s historical and forecasted rate of customer attrition, any legal, regulatory or contractual provisions that may limit the useful life, the Company’s own historical experience in renewing or extending similar arrangements, and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Upon the acquisition of NEON in November 2007, an analysis was performed on the existing customer base at a circuit and contract level. To derive an estimated useful life, factors such as the number of years the relationships had been in place, the number of circuits/services purchased, the extent to which the relationships were contractual, the number of times circuits and/or contracts had been renewed, the strength of the relationships, and who the relationships were with (i.e. a specific buyer) were considered. We also considered historical attrition rates and other factors that would impact assumptions regarding remaining useful life such as the customer’s ability and ease of switching to a competitor. NEON’s unique rights-of-way and history of providing high-quality, scalable, cost-effective, customized services create significant switching costs for its large carrier customers, resulting in extremely low customer attrition rates. NEON’s large carrier customer base was one of the most important attributes RCN considered during the acquisition process, in addition to network reach and unique rights-of-way, to diversify RCN’s sources of revenue, adding growth potential and reducing business risk. At the time of the acquisition (and since), NEON had not lost any of its top customers, and in fact, had grown (and continues to grow) aggregate monthly revenue from many of these customers over time. Each of these top customers has multiple circuits (in some cases tens or hundreds of circuits) under contract at any given time, with varying terms, and while customers may disconnect specific circuits at the end of their respective contract terms, customers typically order new circuits to replace or offset those which may have been disconnected. The customer relationships that were valued at the date of acquisition represent customers who generally had initial contract terms of five to ten years, and based on historical experience these customers have typically renewed their contracts at the end of the initial term for periods of up to 5 additional years. Accordingly, the Company determined that the estimated useful life for these customer relationship intangibles is 10 years and reflects the Company’s assumption that these respective customers will contribute directly to cash flows of the Company beyond their initial contract terms.

5.	We note that your rights-of-way intangible asset has an indefinite life. Please tell us the factors you considered in concluding that the indefinite life is appropriate. Refer to your basis in the accounting literature.

Response

In accordance with SFAS No. 142, “if no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite. The term indefinite does not mean the same as infinite or indeterminate. The useful life of an intangible asset is indefinite if that life extends beyond the foreseeable horizon—that is, there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the reporting entity.”

The rights-of-way intangible assets were recognized as part of certain acquired network assets in the NEON transaction. The asset represents NEON’s right to place a portion of its fiber optic network in certain utility and other company’s rights-of-way. Access to the rights-of-way that represent the majority of the fiber optic network is perpetual, and access to the remaining rights-of-way is pursuant to agreements with several additional parties that have terms of up to 50 years, generally containing either automatic or perfunctory extension options. The Company has no plans to discontinue operating this portion of the network as it is critical to the performance and value of the RCN Metro segment. Therefore, at this time there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the Company.

6.	Please reconcile the other intangible assets of $53,697 on page F-14 with the intangible assets disclosed on this page.

Response

In responding to the Staff’s inquiry, we held a phone conversation with Dean Suehiro, SEC Senior Staff Accountant, to clarify the amounts/pages referenced in the Comment Letter. The $53,697 in other intangible assets acquired in the NEON acquisition as disclosed in Footnote 3 “Acquisitions and Dispositions” of the Company’s Form 10-K for the year ended December 31, 2008 can be reconciled to Footnote 6 “Intangible Assets” as follows:

•	The increase in Rights-of-Way intangible assets under subheading of Indefinite-Lived Intangible assets from December 31, 2007 to December 31, 2008 totaling $33,857

•	Plus the increase in Amortizable Intangible Assets in the RCN Metro segment of $29,000 from December 31, 2006 to December 31, 2007

•	Plus the downward adjustment in Amortizable Intangible Assets in the RCN Metro segment made in the year ended December 31, 2008 totaling $9,160 in RCN Metro segment.

Note 15. Financial Data by Business Segment, page F-28

7.	Since your measure of segment profit/loss is operating income before depreciation and amortization, stock-based compensation, exit costs and restructuring charges, revise to provide this measure and reconcile it to your operating (loss) income. We note the reconciliations in your MD&A on pages 27 and 29.

Response

In responding to the Staff’s inquiry, we held a phone conversation with Dean Suehiro, SEC Senior Staff Accountant, to clarify the comment above. Accordingly, the Company will expand its disclosure beginning with its Annual Report on Form 10-K for the year ended December 31, 2009 to include “operating income before depreciation and amortization, stock-based compensation, exit costs and restructuring charges” by Operating Segment in its SFAS 131 disclosure. Furthermore, we will include a reconciliation of this measure to the operating (loss) income in the SFAS 131 disclosure as well as in the MD&A.

Schedule II, Valuation and Qualifying Accounts and Reserves, page F-30

8.	We are unable to locate the report of the independent registered public accounting firm for this schedule. Please tell us where such report is located or revise to provide such report under Rule 5-04(c) of Regulation S-X.

Response

In responding to the Staff’s inquiry, we have confirmed with our independent registered public accounting firm that it performed audit procedures on this schedule. Their audit opinion, however, inadvertently omitted language stating such. Subsequent to the year ended 12/31/08, the Company engaged a new independent accounting firm. The 2008 opinion that will be reissued in connection with the Form 10-K for the year ended December 31, 2009 will be revised to include the reference to the financial statement schedule.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Note 2. Revisions and Reclassifications, page 7

9.	We note the reclassification that was made for short-term securities. Please tell us why you have not restated your financial statements as of December 31, 2008 to reflect this correction of an error. Include in your response, your consideration of SAB 99 and 108.

Response

SFAS 95 defines cash and cash equivalents as short-term, highly liquid investments that are both: (a) readily convertible to known amounts of cash and (b) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. SFAS 95 goes further to say “generally, only investments with original maturities of three months or less qualify” as cash equivalents. Accordingly, the Company’s policy is to consider all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. At December 31, 2008, the Company incorrectly classified $30.1 million of highly liquid investments that had an original maturity of more than three months as cash equivalents. All of these investments however, matured in the first quarter of 2009.

In assessing whether the misstatement of certain short-term securities was material to the financial statements as of and for the year ended December 31, 2008, management considered materiality from both quantitative and qualitative perspectives on each of the Company’s financial statements (specifically the December 31, 2008 balance sheet and the statement of operation and statement of cash flows for the year ended December 31, 2008) and the related financial statement disclosures in accordance with SAB 99 and SAB 108. From a quantitative standpoint management considered the following:

•	There was no impact on the Statement of Operations or the Earnings (loss) per Share calculation.

•	There was no impact on segment reporting, as cash and cash equivalents and short-term securities are reported only on a consolidated basis.

•	The impact to current assets and working capital is neutral, since the change impacted cash and cash equivalents and short-term investments, both of which are within current assets.

•	Within the statement of cash flows, there was no impact to net cash provided by continuing operations or additions to property, plant and equipment, which are frequently used by analysts and investors to understand the Company’s recurring cash flow profile and ability to meet its future obligations.

From a qualitative standpoint management considered the following:

•	In discussing its cash flow performance and liquidity profile with external analysts and investors, the Company primarily uses a non-GAAP measure, Free Cash Flow, which shows the change in combined cash and cash equivalents plus short-term investments, as evidenced in our earnings call slides filed on Form 8-K each quarter and at year end. This measure and presentation is consistent with how analysts and investors review the Company’s results.

•	The adjustments did not impact the Company’s compliance with any loan covenant, other contractual requirements or regulatory requirements

•	None of the Company’s KPI metrics include cash equivalents or short-term investments

•	These investments would have been viewed by analysts and investors as highly liquid, given that these investments were comprised mainly of U.S. Treasury securities, all maturing between 15 and 85 days of December 31, 2008, and given our disclosure in Note 2 of Form 10-K for the year ended December 31, 2008 as follows:

“The Company invests its cash and cash equivalents, and short-term investments in accordance with the terms and conditions of its First-Lien Credit Agreement, which seeks to ensure both liquidity and safety of principal. The Company’s policy limits investments to instruments issued by the U.S. government and commercial institutions with strong investment grade credit ratings, and places restrictions on the length of maturity. The Company monitors the third-party depository institutions that hold its cash and cash equivalents, and short-term investments. As of December 31, 2008, the Company held no direct investments in auction rate securities, collateralized debt obligations, structured investment vehicles or non-government guaranteed mortgage backed securities.”

•	Management’s bonus and/or incentive compensation is not impacted since cash equivalents are combined with short-term investments to calculate Free Cash Flow (Free Cash Flow is a metric used to determine achievement under the incentive compensation plan).

Based on the above analysis, the Company did not feel that a restatement of the financial statements was necessary, or of any value to analysts or investors. Our position has been validated by the fact that since the reclassification in our first quarter 2009 Form 10-Q, we have received only a handful of questions from investors or analysts regarding the change made, and our explanation has been quickly understood and accepted.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	and it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Correspondence regarding this letter may be directed to the attention of the undersigned at fax number (703) 434-8389. In addition, you may contact me at (703) 434-8364 or Mike Sicoli at (703) 434-8484.

Sincerely,
/s/ Leslie J. Sears

Leslie J. Sears
Senior Vice President & Controller